Jennifer Fonner Fitchen

T: +1 650 843 5102

jfitchen@cooley.com

October 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:	Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions

Re:	Move Inc.
Schedule 14D-9
Filed October 15, 2014
File No. 5-58289

Dear Ms. Kohl:

On behalf of Move, Inc. (the “Company”), we are today transmitting for filing Amendment No. 1 (the “Amendment”) to the Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 15, 2014.

The Amendment is being filed in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated October 23, 2014 with respect to the Schedule 14D-9 (the “Comment”). Set forth below for the Staff’s convenience is the Staff’s Comment and the Company’s response to the Comment.

Schedule 14D-9

Effect of the Offer and the Merger on Outstanding Equity Awards, page 2

1.	Please revise the footnotes to the tables in this section to avoid disclaimers of beneficial ownership “except to the extent of [someone’s] pecuniary interests.” Please note that beneficial ownership is not determined based upon pecuniary interest. Refer to Rule 13d-3(a).

Response to Comment #1:

The Company acknowledges the Staff’s comment and has revised page 3 to remove “except to the extent of his pecuniary interest in this entity”.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

October 30, 2014

Page Two

Reasons for Recommendation, page 17

2.	We note the “factors” the Board considered. Please revise to clarify the reasons for making their recommendation. See Item 1012(b) of Regulation M-A.

Response to Comment #2:

The Company’s Board of Directors considered each of the factors listed in Item 4 under the heading “(b) Background and Reason for the Recommendation - (ii) Reasons for Recommendation” beginning on page 17 of the Schedule 14D-9 to be reasons to support its favorable recommendation. As requested, the Company has revised the second paragraph under the subheading entitled “(ii) Reasons for Recommendation” to read as follows:

“Our Board considered numerous factors, including the following, each of which was one of the reasons supporting our Board’s ~~is supportive of its~~ decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Move stockholders:”

In addition, the Company has revised the last paragraph under the subheading entitled “(ii) Reasons for Recommendation” to read as follows:

“The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material reasons underlying our Board’s ~~information and factors considered by our Board in consideration of its~~ recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.”

Certain Financial Projections, page 21

3.	Please disclose the reconciliation required by Regulation G, or advise.

Response to Comment #3:

The non-GAAP financial measures included under the section captioned “Internal Forecasts” are all forward-looking and, as permitted by Rule 100(a)(2) of Regulation G, the Company is unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. The Company notes that certain information required to calculate and reconcile to the most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections and the uncertainty of future events.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

October 30, 2014

Page Three

More specifically, in order to calculate the most directly comparable GAAP financial measure the Company would need to quantify its interest expense, tax provision, stock based compensation and charges, and other non-operating items for future periods. However, the Company is unable to forecast its GAAP interest expense without determining, for example, the accounting treatment for its outstanding convertible debt, which treatment is contingent upon the Company’s future stock price and the timing of the conversion, neither of which is information the Company can reasonably predict. In addition, stock based compensation is contingent upon the Company’s future stock price and outstanding equity awards, neither of which is information the Company can reasonably predict. Finally, any reconciliation to GAAP would require substantial and complex accounting work to quantity the GAAP tax provision in future periods. Moreover, the Company would need to make assumptions and estimates with respect to, among other things, future R&D tax credits, future corporate tax rates and the timing of the release of valuation allowances, which are all inherently uncertain.

As demonstrated by the foregoing, the Company believes that it cannot reconcile to the most directly comparable GAAP financial measure without unreasonable effort. Accordingly, the Company respectfully submits that reconciliation is not required under Rule 100 of Regulation G.

4.	We note your statement on page 22 that “[n]one of Move or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of these projections.” You may not disclaim responsibility for your disclosure. Please revise.

Response to Comment #4:

In response to the Staff’s comment, the Company has revised the Schedule 14D-9 to delete the disclaimer of responsibility.

* * * *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Amendment to (650) 849-7400 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (650) 843-5102 or Brian Wheeler, of this firm, at (650) 843-5993.

Sincerely,

/s/ Jennifer Fonner Fitchen

Jennifer Fonner Fitchen

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM